Exhibit 99.1

GFL Environmental Inc. Announces Appointment of Violet Konkle to the Board of Directors

VAUGHAN, ON, February 23, 2021 –GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced that Violet Konkle has joined the Board of Directors as an independent director and a member of the Audit Committee.

“I am very excited that Vi has agreed to join our Board of Directors,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Vi brings with her a wealth of experience as an operator, having previously served as the President and Chief Executive Officer of the Brick Ltd. and holding several executive level positions with Walmart Canada and Loblaws Companies. She currently serves on the board of directors of The Boyd Group Services Inc. (TSX:BYD) and The Northwest Company (TSX:NWC). We welcome Vi to our board and look forward to working with her.”

“I am delighted to join the GFL Board of Directors. GFL is a dynamic Canadian company with a very promising future,” said Ms. Konkle. “I look forward to serving with the other directors, Patrick and GFL’s stellar management team.”

Mr. Dovigi continued, “We are also announcing today the resignation of Shahir Guindi, who served as a director of the Company since 2018 and a member of the Audit Committee since March 2020. I would like to thank Shahir for his valued contributions and his insightful advice during his tenure as a director.”

“Having had a very small part in GFL’s extraordinary journey has been a true privilege and pleasure for me,” said Shahir Guindi. “The Company’s successful initial public offering and impressive execution and integration of large M&A and smaller tuck-in acquisitions is a testament to Patrick’s leadership and vision and the strength of an exceptionally hard-working and dedicated management team.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com